                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                     AMERCO
                               (Name of Applicant)

                          1325 AIRMOTIVE WAY, STE. 100
                             RENO, NEVADA 89502-3239
                    (Address of Principal Executive Offices)


          Securities to be Issued Under the Indenture to be Qualified:

                TITLE OF CLASS                                        AMOUNT
                --------------                                        ------
9.0% Senior Lien Senior Secured Notes Due 2009                     $200,000,000

                -------------------------------------------------
         Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the debtors' joint plan of reorganization.
                -------------------------------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:              COPY TO BE SENT TO:
      GARY V. KLINEFELTER, ESQ.                CHRISTOPHER D. JOHNSON, ESQ.
    SECRETARY AND GENERAL COUNSEL            SQUIRE, SANDERS & DEMPSEY L.L.P.
                AMERCO                      40 NORTH CENTRAL AVENUE, SUITE 2700
    1325 AIRMOTIVE WAY, SUITE 100                 PHOENIX, ARIZONA 85004
       RENO, NEVADA 89502-3239

1.       GENERAL INFORMATION.

         (a) AMERCO (the "Corporation") is a corporation. References to the Corporation herein mean AMERCO as reorganized pursuant to the Plan.

         (b) The Corporation was organized under the laws of the State of Nevada.

2.       SECURITIES ACT EXEMPTION APPLICABLE.

         AMERCO and Amerco Real Estate Company ("AREC") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") before the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court") on June 20, 2003, and August 13, 2003, respectively. On December 12, 2003, the Bankruptcy Court entered an order approving, among other things, the Disclosure Statement Concerning the Debtors' First Amended Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Disclosure Statement"), as containing information of a kind, and in sufficient detail, as far as is reasonably practicable, to enable holders of claims to make an informed judgment regarding whether they should vote to accept or reject the First Amended Joint Plan of Reorganization of AMERCO and Amerco Real Estate Company, Debtors and Debtors-in-Possession (as it may be amended or modified by the Confirmation Order (as defined below), the "Plan"). SAC Holding Corporation and SAC Holding II Corporation (collectively, "SAC Holding") are co-proponents under the Plan. The Plan provides for, among other things, full satisfaction of all claims against AMERCO and AREC and leaves equity interests unimpaired. The Court entered an order confirming the Plan under Section 1129 of the Bankruptcy Code on February 20, 2004 (the "Confirmation Order"). Capitalized terms used herein, not otherwise defined, shall have the same meaning ascribed to them in the Plan.

         The Corporation will issue, pursuant to the terms of the Plan and the Confirmation Order, the following new debt securities: (a) 12% Senior Subordinated Secured Notes due 2011 (the "New AMECO Notes") on the later of the date on which the Plan is consummated (the "Effective Date") and the date of the qualification of the New AMERCO Notes Indenture (as defined below) pursuant to this application; and (b) 9.0% Second Lien Senior Secured Notes due 2009 (the "Second Lien Senior Secured Notes") on the later of the Effective Date and the date of the qualification of the Second Lien Senior Secured Notes Indenture (as defined below). Additionally, SAC Holding, as co-proponent under the Plan, will issue, pursuant to the terms of the Plan and Confirmation Order, the 8.5% Senior Notes due 2014 (the "SAC Holding Senior Notes") on the later of the Effective Date and the date of the qualification of the SAC Holding Senior Notes Indenture (as defined below). The Confirmation Order provides that, solely for the purposes of Section 1145 of the Bankruptcy Code, SAC Holding is an affiliate of AMERCO and AREC.

         The New AMERCO Notes will be issued pursuant to an indenture among the Corporation, the Subsidiary Guarantors named therein as obligors and The Bank of New York, as Trustee (the "New AMERCO Notes Indenture"). The Second Lien Senior Secured Notes will be issued pursuant to an indenture among the Corporation, the Subsidiary Guarantors named therein as obligors and Wells Fargo Bank, N.A., as Trustee (the "Second Lien Senior Secured

Notes Indenture"). The SAC Holding Senior Notes will be issued pursuant to an indenture among SAC Holding and Law Debenture Trust Company of New York, as Trustee (the "SAC Holding Senior Notes Indenture").

         Pursuant to the Plan and the Confirmation Order, the holders of Class 7 Claims, which constitute unsecured claims against AMERCO (the "Class 7 Claims") shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for their Class 7 Claims: (i) the SAC Holding Senior Notes in the aggregate principal amount of $200 million; (ii) Second Lien Senior Secured Notes in the estimated aggregate amount of $120 million (and an additional $80 million will be issued to purchasers apart from the holders of the Class 7 Claims); (iii) cash in the approximate amount of $253,056,696.00, provided, however, that the amount of cash distributed to holders of Class 7 Claims shall not exceed 35% of the aggregate allowed amount of Class 7 Claims; and (iv) the New AMERCO Notes in an estimated aggregate principal amount of $149,962,435.00. The face amount of New AMERCO Notes distributed to holders of Class 7 Claims shall equal the aggregate allowed amount of Class 7 Claims minus the aggregate amount of: (i) SAC Holding Senior Notes; (ii) Second Lien Senior Secured Notes; and (iii) cash distributed to holders of Class 7 Claims.

         Paragraph 16 of the Confirmation Order provides that, pursuant to
Section 1145 of the Bankruptcy Code, the issuance, distribution and resale of certain New Debt Securities under the Plan, including, without limitation, the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes, are exempt from the requirements of Section 5 of the Securities Act of 1933 (as amended, the "Securities Act") and equivalent state securities and "blue sky" laws. Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where:
(i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization; (ii) the securities are issued in exchange for a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued principally in such exchange and partly for cash or property. The Applicant believes (and the Bankruptcy Court has specifically found and concluded) that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes contemplated by the Plan satisfies these requirements. Based on the foregoing, the Corporation believes that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes is exempt from the registration requirements of the Securities Act and any applicable state securities and "blue sky" laws.

3.       AFFILIATES.

         a. The following table sets forth the Affiliates of the Corporation as of the date of this application, including their respective percentages of voting securities, or other bases of control. Except as otherwise set forth in the Plan, the corporate structure end equity ownership of the Debtors and their subsidiaries will be unchanged.

                                                                                                                Percentage of Voting
                                                                                                                   Stock Owned by
                              Name of Entity                                     Jurisdiction of Incorporation   Immediate Parent
                              --------------                                     -----------------------------   ----------------
PARENT: AMERCO                                                                               Nevada                     N/A
      FIRST LEVEL SUBSIDIARY
      A.       EJOS                                                                         Arizona                     100%
      B.       Japal, Inc.                                                                   Nevada                     100%
      C.       M.V.S., Inc.                                                                  Nevada                     100%
      D.       Pafran, Inc.                                                                  Nevada                     100%
      E.       Sophmar, Inc.                                                                 Nevada                     100%
      F.       Picacho Peak Investments Co.                                                  Nevada                     100%
      G.       Republic Western Insurance Company                                           Arizona                     100%

               SECOND LEVEL SUBSIDIARIES
               1.      Republic Claims Service Company                                      Arizona                     100%
               2.      Republic Western Syndicate, Inc .                                    New York                    100%
               3.      North American Fire & Casualty Insurance
                       Company                                                             Louisiana                    100%
               4.      RWIC Investments, Inc.                                               Arizona                     100%

                     THIRD LEVEL SUBSIDIARIES
                     a. Ponderosa Insurance Agency, Inc.                                    Arizona                     100%

      FIRST LEVEL SUBSIDIARY

      H.       Oxford Life Insurance Company                                                Arizona                     100%

               SECOND LEVEL SUBSIDIARIES

               1.       Oxford Life Insurance Agency, Inc.                                  Arizona                     100%
               2.       Christian Fidelity Life Insurance Company                            Texas                      100%
               3.       Encore Financial, Inc.                                             Wisconsin                    100%

                     THIRD LEVEL SUBSIDIARIES

                     a. North American Insurance Company                                   Wisconsin                    100%
                     b. Encore Agency, Inc.                                                Louisiana                    100%
                           FOURTH LEVEL SUBSIDIARIES

                           i.       Community Health, Inc.                                 Wisconsin                     80%
                           ii.      Community Health Partners, Inc.                         Illinois                     20%

       FIRST LEVEL SUBSIDIARY

      I.       Amerco Real Estate Company                                                    Nevada                     100%

               SECOND LEVEL SUBSIDIARIES

               1.       Amerco Real Estate Company of Alabama, Inc.                         Alabama                     100%
               2.       Amerco Real Estate Company of Texas, Inc.                            Texas                      100%
               3.       Amerco Real Estate Services, Inc.                                    Nevada                     100%
               4.       One PAC Company                                                      Nevada                     100%
               5.       Two PAC Company                                                      Nevada                     100%
               6.       Three PAC Company                                                    Nevada                     100%
               7.       Four PAC Company                                                     Nevada                     100%
               8.       Five PAC Company                                                     Nevada                     100%
               9.       Six PAC Company                                                      Nevada                     100%

               10.      Seven PAC Company                                                    Nevada                     100%
               11.      Eight PAC Company                                                    Nevada                     100%
               12.      Nine PAC Company                                                     Nevada                     100%
               13.      Ten PAC Company                                                      Nevada                     100%
               14.      Eleven PAC Company                                                   Nevada                     100%
               15.      Twelve PAC Company                                                   Nevada                     100%
               16.      Sixteen PAC Company                                                  Nevada                     100%
               17.      Seventeen PAC Company                                                Nevada                     100%
               18.      Nationwide Commercial Company                                       Arizona                     100%
                     THIRD LEVEL SUBSIDIARIES

                     a. Yonkers Property Corporation                                        New York                    100%
               19.      PF&F Holdings Corporation                                           Delaware                    100%
                     THIRD LEVEL SUBSIDIARIES

                     a. Fourteen PAC Company                                                 Nevada                     100%
                     a. Fifteen PAC Company                                                  Nevada                     100%

       FIRST LEVEL SUBSIDIARY

      J.       U-Haul International, Inc.                                                    Nevada                     100%

               SECOND LEVEL SUBSIDIARIES
               1.       A & M Associates, Inc.                                              Arizona                     100%

                        THIRD LEVEL SUBSIDIARIES

                        a.          Web Team Associates, Inc.                                Nevada                     100%

               SECOND LEVEL SUBSIDIARIES
               2.       U-Haul Business Consultants, Inc.                                   Arizona                     100%
               3.       U-Haul Co. of Alabama, Inc.                                         Alabama                     100%
               4.       U-Haul Co. of Alaska                                                 Alaska                     100%
               5.       U-Haul Co. of Arizona                                               Arizona                     100%
               6.       U-Haul Co. of Arkansas                                              Arkansas                    100%
               7.       U-Haul Co. of California                                           California                   100%
               8.       U-Haul Co. of Colorado                                              Colorado                    100%
               9.       U-Haul Co. of Connecticut                                         Connecticut                   100%
               10.      U-Haul Co. of District of Columbia, Inc.                      District of Columbia              100%
               11.      U-Haul of Florida                                                   Florida                     100%
               12.      U-Haul Co. of Georgia                                               Georgia                     100%
               13.      U-Haul of Hawaii, Inc.                                               Hawaii                     100%
               14.      U-Haul Co. of Idaho, Inc.                                            Idaho                      100%
               15.      U-Haul Co. of Illinois, Inc.                                        Illinois                    100%
               16.      U-Haul Co. of Indiana, Inc.                                         Indiana                     100%
               17.      U-Haul Co. of Iowa, Inc.                                              Iowa                      100%
               18.      U-Haul Co. of Kansas, Inc.                                           Kansas                     100%
               19.      U-Haul Co. of Kentucky                                              Kentucky                    100%

               20.      U-Haul Co. of Louisiana                                            Louisiana                    100%
               21.      U-Haul Co. of Maine, Inc.                                            Maine                      100%
               22.      U-Haul Co. of Maryland, Inc.                                        Maryland                    100%
               23.      U-Haul Co. of Massachusetts and Ohio, Inc.                       Massachusetts                  100%
               24.      U-Haul Co. of Michigan                                              Michigan                    100%
               25.      U-Haul Co. of Minnesota                                            Minnesota                    100%
               26.      U-Haul Co. of Mississippi                                         Mississippi                   100%
               27.      U-Haul Company of Missouri                                          Missouri                    100%
               28.      U-Haul Co. of Montana, Inc.                                         Montana                     100%
               29.      U-Haul Co. of Nebraska                                              Nebraska                    100%
               30.      U-Haul Co. of Nevada, Inc.                                           Nevada                     100%
               31.      U-Haul Co. of New Hampshire, Inc.                                New Hampshire                  100%
               32.      U-Haul Co. of New Jersey, Inc.                                     New Jersey                   100%
               33.      U-Haul Co. of New Mexico, Inc.                                     New Mexico                   100%
               34.      U-Haul Co. of New York, Inc.                                        New York                    100%
               35.      U-Haul Co. of North Carolina                                     North Carolina                 100%
               36.      U-Haul Co. of North Dakota                                        North Dakota                  100%
               37.      U-Haul Co. of Oklahoma, Inc.                                        Oklahoma                    100%
               38.      U-Haul Co. of Oregon                                                 Oregon                     100%
               39.      U-Haul Co. of Pennsylvania                                        Pennsylvania                  100%
               40.      U-Haul Co. of Rhode Island                                        Rhode Island                  100%
               41.      U-Haul Co. of South Carolina, Inc.                               South Carolina                 100%
               42.      U-Haul Co. of South Dakota, Inc.                                  South Dakota                  100%
               43.      U-Haul Co. of Tennessee                                            Tennessee                    100%
               44.      U-Haul Co. of Utah, Inc.                                              Utah                      100%
               45.      U-Haul Co. of Virginia                                              Virginia                    100%
               46.      U-Haul Co. of Washington                                           Washington                   100%
               47.      U-Haul Co. of West Virginia                                      West Virginia                  100%
               48.      U-Haul Co. of Wisconsin, Inc.                                      Wisconsin                    100%
               49.      U-Haul Co. of Wyoming, Inc.                                         Wyoming                     100%
               50.      U-Haul Leasing & Sales Co.                                           Nevada                     100%
               51.      U-Haul Self-Storage Corporation                                      Nevada                     100%
               52.      U-Haul Self-Storage Management (WPC), Inc.                           Nevada                     100%
               53.      U-Haul Co. of Texas                                                  Texas                      100%
               54.      INW Company                                                        Washington                   100%
               55.      Storage Realty LLC                                                   Nevada                      50%
               56.      EMove, Inc.                                                          Nevada                     100%
               57.      U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada) Ltee               Ontario, Canada                 100%

                        THIRD LEVEL SUBSIDIARIES
                        a.          U-Haul Inspections, Ltd.                        British Columbia, Canada            100%

         b. Certain directors and executive officers of the Corporation or any Subsidiary Guarantor may be deemed to be "affiliates" of the Corporation or such Subsidiary Guarantor by virtue of their positions with the Corporation or such Guarantor. See Item 4, "Directors and Executive Officers."

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         a. The following table lists the names and offices held by all directors and executive officers of the Corporation. The address for each director and executive officer listed below is c/o AMERCO, 1325 Airmotive Way, Ste. 100, Reno, Nevada 89502-3239.

         Edward J. Shoen         Chairman of the Board, President, and Director

         William E. Carty        Director

         John M. Dodds           Director

         Charles J. Bayer        Director

         John P. Brogan          Director

         James J. Grogan         Director

         M. Frank Lyons          Director

         James P. Shoen          Director

         Gary B. Horton          Treasurer of AMERCO

         Gary V. Klinefelter     Secretary & General Counsel of AMERCO

         Rocky D. Wardrip        Assistant Treasurer of AMERCO

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         As of the date of this application, the following persons own 10% or more of the voting securities of the Corporation. The Plan does not contemplate any changes to the below holders of the voting stock of the Corporation.

             NAME AND COMPLETE                                                                       PERCENTAGE OF VOTING
              MAILING ADDRESS                      TITLE OF CLASS OWNED         AMOUNT OWNED           SECURITIES OWNED
--------------------------------------------------------------------------------------------------------------------------
Edward J. Shoen                                    Series A Common Stock          3,483,681                 16.9%
Chairman of the Board, President and Director
2727 N. Central Ave
Phoenix, AZ 85004 (1)
Mark V. Shoen                                       AMERCO Common Stock           3,248,481                 15.7%
President, U-Haul
Phoenix Operations
2727 N. Central Ave
Phoenix, AZ 85004 (2)
The ESOP Trust                                      AMERCO Common Stock           2,329,484                 11.3%
2727 N. Central Ave
Phoenix, AZ 85004 (3)

(1) Edward J. Shoen also beneficially owns 559,443 shares of AMERCO Common Stock held by the Oxford Trust and the number of shares reported as beneficially owned by Edward J. Shoen does not include these shares.

(2) Mark V. Shoen also beneficially owns 527,604 shares of AMERCO Common Stock held by the Oxford Trust and the number of shares reported as beneficially owned by Edward J. Shoen does not include these shares.

(3) The complete name of the ESOP Trust is the ESOP Trust Fund for the AMERCO Employee Savings and Employee Stock Ownership Trust. The ESOP Trustee, which consists of three individuals without a past or present employment history or business relationship with the Corporation, is appointed by the Corporation's Board of Directors. Under the ESOP, each participant (or such participant's beneficiary) in the ESOP directs the ESOP Trustee with respect to the voting of all AMERCO Common Stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants are voted by the ESOP Trustee. As of January 31, 2004, of the 2,329,484 shares of AMERCO Common Stock held by the ESOP Trust, 1,602,722 shares were allocated to participants and 726,726 shares remained unallocated. The number of shares reported as beneficially owned by Edward J. Shoen and Mark V. Shoen does not include 3,964 and 3,690 shares of AMERCO Common Stock, respectively, allocated by the ESOP Trust to those individuals. Those shares are included in the number of shares held by the ESOP Trust.

6.       UNDERWRITERS.

         a. Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Applicant which were outstanding as of the date of this application.

         b. No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

7.       CAPITALIZATION.

         (i)      as of the date of this Application:

Capital Stock (in number of shares):

            TITLE OF CLASS                          AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
--------------------------------------------------------------------------------------------------------
AMERCO Common Stock, $0.25 par value                   150,000,000                        20,630,033
Series A Common Stock, $0.25 par value                  10,000,000                         5,662,495
Series B Common Stock, $0.25 par value                  10,000,000                            None
Series A Preferred Stock, no par value                   6,100,000                         6,100,000
Series B Preferred Stock, no par value                     100,000                            None

Debt Securities:

            TITLE OF CLASS                                                       AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
------------------------------------------------------------------------------------------------------------------------------
AMERCO 7.85% Senior Notes due 2003                                                 $175,000,000                $175,000,000
AMERCO 8.80% Senior Notes due 2005                                                 $200,000,000                $200,000,000
AMERCO Medium-Term Notes                                                           $110,000,000                $110,000,000
AMERCO 7.135% Series 1997-C Bond Backed Asset Trust Certificates due October       $126,000,000                $126,000,000
15, 2002
Amerco Real Estate Company Senior Secured Notes, Series A, due April 30, 2012      $ 95,000,000                $ 95,000,000
Amerco Real Estate Company Senior Notes, Series B, due April 30, 2007              $  5,000,000                $  5,000,000

         Each stockholder is entitled to one vote per share of AMERCO Common Stock and Series A Common Stock, 1/10 of one vote per share of Series B Common Stock, and no vote per share for both Series A Preferred Stock and Series B Preferred Stock for the election of directors and on all other matters to be voted on by the stockholders.

         (ii)     as of the Effective Date:

Capital Stock (in number of shares):

            TITLE OF CLASS                           AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
---------------------------------------------------------------------------------------------------------
AMERCO Common Stock, $0.25 par value                    150,000,000                        20,630,033
Series A Common Stock, $0.25 par value                   10,000,000                         5,662,495
Series B Common Stock, $0.25 par value                   10,000,000                            None
Series A Preferred Stock, no par value                    6,100,000                         6,100,000
Series B Preferred Stock, no par value                      100,000                            None

Debt Securities:

             TITLE OF CLASS                                        AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
-------------------------------------------------------------------------------------------------------------------------------
AMERCO 12% Senior Subordinated Secured Notes due 2011          $149,962,435 (approximately)        $149,962,435 (approximately)
AMERCO 9.0% Second Lien Senior Secured Notes due 2009          $200,000,000                        $200,000,000

         Each stockholder is entitled to one vote per share of AMERCO Common Stock and Series A Common Stock, 1/10 of one vote per share of Series B Common Stock, and no vote per share for both Series A Preferred Stock and Series B Preferred Stock for the election of directors and on all other matters to be voted on by the stockholders.

8.       ANALYSIS OF INDENTURE PROVISIONS.

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto and is incorporated herein by reference. Terms used below have the meaning ascribed to them in the Indenture.

         a. Defaults under the Indenture; Withholding of Notice of Defaults.

                  Each of the following is an Events of Default under the
Indenture:

         (a) failure by the Corporation to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 5 days;

         (b) failure by the Corporation to pay the principal of any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

         (c) failure to perform, keep, or observe any term, provision, covenant, or agreement contained in Sections 4.08, 4.12, 4.16, 4.17 and Article V of the Indenture;

         (d) failure to perform, keep, or observe any term, provision, covenant, or agreement contained in Sections 4.04, 4.06, 4.07, 4.09, 4.10, 4.11,
4.13 and 4.15 of the Indenture and such failure continues for a period of 20 Business Days;

         (e) failure by a Note Party to perform, keep, or observe any other term, provision, covenant, or agreement contained in this Agreement or in any of the other Note Documents (giving effect to any grace periods, cure periods, or required notices, if any, expressly provided for in such Note Documents); in each case, other than any such term, provision, covenant, or agreement that is the subject to another provision of this Section 6.01 (in which event such other provision of this Section 6.01 shall govern), and such failure continues for a period of 20 Business Days;

         (f) if any material portion of any Note Party's assets is attached, seized, subjected to a writ or distress warrant, levied upon, or comes into the possession of any third Person;

         (g) if any Note Party is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs;

         (h) if a notice of Lien, levy, or assessment, individually or in the aggregate in an amount of $500,000 or greater, is filed of record with respect to any Note Party's assets by the United States or Canada, or any department, agency, or instrumentality thereof, or by any state, province, territory, county, municipal, or governmental agency, or if any taxes or debts owing at any time hereafter to any one or more of such entities becomes a Lien, whether choate or otherwise, upon any Borrower's or any of its Subsidiaries' assets and the same is not paid on the payment date thereof;

         (i) if a judgment or other claim becomes a Lien or encumbrance upon any material portion of any Note Party's properties or assets;

         (j) if there is a default in any material agreement to which any Guarantor is a party including, without limitation, any Material Contract, Affiliate Contract or any material contract with any of SAC Holding, SSI, PMSR or PM Preferred (other than the New AMERCO Notes) or any other Indebtedness in excess of $1,000,000, and such default (a) occurs at the final maturity of the obligations thereunder, or (b) results in the acceleration of the maturity of the applicable Guarantor's obligations thereunder;

         (k) except as otherwise set forth in the Reorganization Plan or as otherwise permitted by the Indenture, if any Note Party makes any payment on account of Indebtedness that has been contractually subordinated in right of payment to the payment of the Obligations;

         (l) if the obligation of any Guarantor under the Guaranty Agreement or its Note Guarantee is limited or terminated by operation of law or by such Guarantor thereunder;

         (m) if the Indenture or any other Note Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected, except to the extent permitted by the terms hereof or thereof, Lien on or security interest (second in priority only to the first priority security interests granted to Bank Lenders' Agent pursuant to the New Credit Agreement) in the Collateral covered hereby or thereby;

         (n) if any provision of any Note Document shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by any Note Party, or a proceeding shall be commenced by any Note Party, or by any Governmental Authority having jurisdiction over any Note Party, seeking to establish the invalidity or unenforceability thereof, or any Note Party shall deny that any Note Party has any liability or obligation purported to be created under any Note Document;

         (o) if suit or action is commenced against the Trustee and/or any Note Holder and, as to any suit or action brought by any Person other than the Note Parties or an officer or employee of the Note Parties, is continued without dismissal for 30 days after service thereof on the Trustee, that asserts, by or on behalf of the Note Parties, any claim or legal or equitable remedy which seeks subordination of the claim or Lien of the Trustee and/or any Note Holder hereunder or under any other Note Document;

         (p) if any Note Party shall file any application in support of, or shall otherwise fail to contest in good faith, a suit or action of the type set forth in clause (o) of this Section 6.01 filed by any Person other than a Borrower or an officer or employee of Borrowers;

         (q) if an Insolvency Proceeding is commenced by or against any Note Party, or any of its Subsidiaries (other than INW), and any of the following events occur: (a) the applicable Note Party or the Subsidiary consents to the institution of the Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within 45 calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, any Note Party or any of its Subsidiaries, or (e) an order for relief shall have been entered therein;

         (r) (i) if any event of default occurs under any New AMERCO Note Document; or (ii) if any holder of New AMERCO Notes contests that the Obligations hereunder constitute "Senior Indebtedness" under the New AMERCO Notes Indenture;

         (s) failure by the Note Parties to register at least ninety percent (90%) of the Certificates of Title pursuant to Section 11.01(c) of the Indenture within 180 days after the Issue Date; or

         (t) if any material misstatement or material misrepresentation exists now or hereafter in any warranty, representation, statement, or Record made to the Holders by any Borrower, its

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

Subsidiaries, or any officer, employee, agent, or director of any Borrower of any of its Subsidiaries.

         b. Authentication and Delivery of Securities; Application of Proceeds

         As set forth in Section 2.02 of the Indenture, An authorized Officer shall sign the Notes for the Corporation by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a
Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Agreement.

         A portion of the Notes will be issued, as part of an exchange, as provided in the Plan. The use of the proceeds from the sale of a portion of the Notes may be used to pay transactional fees, costs and expenses incurred in connection with the Indenture and the other Note Documents and the transactions contemplated thereby, and for working capital and other general corporate purposes of the Borrowers.

         c.       Release of Collateral

         Not later than the Issue Date, the Corporation and the Subsidiary Guarantors party thereto shall have executed and delivered to the Trustee, for the benefit of the Holders of the Notes, (a) the Security Documents (except for the Mortgages, related fixture filings and the Mortgage Policies) and (b) all documents and instruments (except certain registrations of the Certificates of Title), including Uniform Commercial Code financing statements, required by law or reasonably requested by the Trustee or the Collateral Agent to be filed, registered or recorded to create or perfect the Liens in the Collateral. Not later than 60 days after the Issue Date, the Corporation and the Subsidiary Guarantors party thereto shall have executed and delivered to the Trustee, for the benefit of the Holders of the Notes, Mortgages in form and substance reasonably satisfactory to the Trustee. These documents will be executed to create or perfect the Liens in the Collateral. Within 150 days after the Issue Date, the Corporation and the other Note Parties shall cause the Certificates of Title to be registered pursuant to the Indenture.

         The Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Indenture.

         d.       Satisfaction and Discharge of the Indenture

         The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes issued thereunder, when either:

         (a) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from this trust) have been delivered to the Trustee for cancellation, or

         (b) (i) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to Section 3.07 of the Indenture, and the Corporation has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness

(including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

                  (ii) the Corporation has paid all sums payable by it under the Indenture and the Security Documents,

                  (iii) the Corporation has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be, and

                  (iv) the Holders have a valid, perfected, exclusive security interest in this trust.

         In addition, the Corporation must deliver an Officer's Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

         e.       Evidence of Compliance with Conditions

         Pursuant to Section 4.04 of the Indenture, the Corporation's chief financial officer or principal accounting officer must submit a monthly compliance statement stating that no Default or Event of Default has occurred (or, to the extent of any non-compliance, describing such non-compliance and what action the Note Parties have taken, are taking or propose to take with respect thereto). In addition, as soon as a Borrower has knowledge of any event or condition that constitutes a Default or Event of Default, notice thereof must be given to the Trustee and a statement of the curative action that Borrowers propose to take with respect thereto.

9.       OTHER OBLIGORS.

         Each of the following Subsidiary Guarantors have guaranteed the Corporation's payment obligations under the Indenture. The mailing address for each of the following is c/o AMERCO, 1325 Airmotive Way Suite 100, Reno, Nevada 89502-3239.

         Amerco Real Estate Company
         Amerco Real Estate Company of Alabama, Inc.
         Amerco Real Estate Company of Texas, Inc.
         One PAC Company
         Five PAC Company
         Seven PAC Company
         Ten PAC Company
         Fourteen PAC Company
         Sixteen PAC Company
         U-Haul Co. of Alaska
         U-Haul Co. of Arizona
         U-Haul Co. of Florida
         U-Haul of Hawaii, Inc.
         U-Haul International, Inc.
         Yonkers Property Corporation
         Amerco Real Estate Services, Inc.

         Two PAC Company
         Three PAC Company
         Four PAC Company
         Six PAC Company
         Eight PAC Company
         Nine PAC Company
         Eleven PAC Company
         Twelve PAC Company
         Fifteen PAC Company
         Seventeen PAC Company
         Nationwide Commercial Company
         PF&F Holdings Corporation
         A & M Associates, Inc.
         EMove, Inc.
         U-Haul Business Consultants, Inc.
         U-Haul Leasing & Sales Co.
         U-Haul Self-Storage Corporation
         U-Haul Self-Storage Management (WPC), Inc.
         U-Haul Co. of Alabama, Inc.
         U-Haul Co. of Arkansas
         U-Haul Co. of California
         U-Haul Co. of Colorado
         U-Haul Co. of Connecticut
         U-Haul Co. of District of Columbia, Inc.
         U-Haul Co. of Georgia
         U-Haul Co. of Iowa, Inc.
         U-Haul Co. of Idaho, Inc.
         U-Haul Co. of Illinois, Inc.
         U-Haul Co. of Indiana, Inc.
         U-Haul Co. of Kansas, Inc.
         U-Haul Co. of Kentucky
         U-Haul Co. of Louisiana
         U-Haul Co. of Massachusetts and Ohio, Inc.
         U-Haul Co. of Maryland, Inc.
         U-Haul Co. of Maine, Inc.
         U-Haul Co. of Michigan
         U-Haul Co. of Minnesota
         U-Haul Company of Missouri
         U-Haul Co. of Mississippi
         U-Haul Co. of Montana, Inc.
         U-Haul Co. of North Carolina
         U-Haul Co. of North Dakota
         U-Haul Co. of Nebraska
         U-Haul Co. of New Hampshire, Inc.
         U-Haul Co. of New Jersey, Inc.
         U-Haul Co. of New Mexico, Inc.

         U-Haul Co. of Nevada, Inc.
         U-Haul Co. of New York, Inc.
         U-Haul Co. of Oklahoma, Inc.
         U-Haul Co. of Oregon
         U-Haul Co. of Pennsylvania
         U-Haul Co. of Rhode Island
         U-Haul Co. of South Carolina, Inc.
         U-Haul Co. of South Dakota, Inc.
         U-Haul Co. of Tennessee
         U-Haul Co. of Texas
         U-Haul Co. of Utah, Inc.
         U-Haul Co. of Virginia
         U-Haul Co. of Washington
         U-Haul Co. of Wisconsin, Inc.
         U-Haul Co. of West Virginia
         U-Haul Co. of Wyoming, Inc.
         Web Team Associates
         U-Haul Co. (Canada) Ltd. U-Haul Co. (Canada) Ltee
         U-Haul Inspections, Ltd.

CONTENT OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         a.       Pages number 1 to 18 consecutively.

         b. The statement of eligibility and qualification on form T-l of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

         c. The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

         Exhibit T3A          -          Restated Articles of Incorporation of
                                         AMERCO as in effect on the date of
                                         filing hereof (1)

         Exhibit T3B          -          Restated By-Laws of AMERCO as in effect
                                         on the date of filing hereof (2)

         Exhibit T3C          -          Draft form of Indenture among AMERCO,
                                         the Subsidiary Guarantors party thereto
                                         and Wells Fargo Bank, N.A., as Trustee
                                         (filed herewith)

         Exhibit T3D          -          Not Applicable

         Exhibit T3E-l        -          Disclosure Statement Concerning the
                                         Debtors' First Amended Joint Plan of
                                         Reorganization Under Chapter 11 of the
                                         United States Bankruptcy
                                         Code. Incorporated by reference to
                                         Exhibit 2.4 to the Quarterly Report on
                                         Form

                                         10-Q filed with the SEC by AMERCO on
                                         February 17, 2004.

         Exhibit T3E-2        -          First Amended Joint Plan of
                                         Reorganization of the AMERCO and AMERCO
                                         Real Estate Company, Debtors and
                                         Debtors in Possession. Incorporated by
                                         reference to Exhibit 2.3 to the
                                         Quarterly Report on Form 10-Q filed
                                         with the SEC by AMERCO on February
                                         17, 2004.

         Exhibit T3F          -          Cross Reference Sheet (included in
                                         Indenture)

         Exhibit 25.1         -          Form T-l qualifying Wells Fargo Bank,
                                         N.A., as Trustee under the Indenture
                                         to be qualified (filed herewith)

(1) Incorporated by reference to AMERCO's Quarterly Report on Form 10-Q for the quarter ended December 31, 1992, file no. 1-11255.

(2) Incorporated by reference to AMERCO's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, file no. 1-11255.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AMERCO, a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and State of Arizona, on the 5th day of March, 2004.

                                         AMERCO

                                         By: /s/ Edward J. Shoen
                                             -----------------------------------
                                         Name:  Edward J. Shoen
                                         Title: President

                                         By: /s/ Gary V. Klinefelter
                                             -----------------------------------
                                         Name:  Gary V. Klinefelter
                                         Title: Secretary

Attest

By: /s/ George R. Olds
    --------------------------
Name:  George R. Olds
Title: Assistant Secretary

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